Exhibit 99.1
Information with Respect to Class A Common Units Underlying
Class C Units


On August 15, 2006, the Issuer issued and sold 5,434,783 Class C Units to Enbridge Energy Company, Inc., a Delaware corporation and the general partner of the Issuer (?EECI?), in a private transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. Until August 15, 2009, in lieu of cash distributions, the holders of the Issuer?s Class C Units will receive quarterly distributions of additional Class C Units with a value equal to the quarterly cash distributions the Issuer pays to the holders of its Class A Common Units and Class B Common Units (referred to collectively as the ?common units?). The number of additional Class C Units the Issuer will issue is determined by dividing the quarterly cash distribution per unit it pays on its common units by the average market price of a Class A Common Unit as listed on the New York Stock Exchange for the 10-trading day period immediately preceding the ex-dividend date for the Issuer?s Class A Common Units multiplied by the number of Class C Units outstanding on the record date. As a result, the number of Class
C Units and the percentage of the Issuer?s total units owned by holders of the Class C Units will increase automatically under the provisions of the Issuer?s partnership agreement. The cash equivalent amount of the additional Class C Units is treated as if it had actually been distributed for purposes of determining the distributions to be made to EECI.

On August 15, 2009, the Class C Units will convert into Class A
Common Units on a one-for-one basis, subject to the satisfaction of certain conditions.

The Issuer distributed 385,032 and 100,293 additional Class C Units to EECI during the years ended December 31, 2007 and 2006, respectively, in lieu of making cash distributions. During 2008 the Issuer has distributed 529,206 additional Class C Units to EECI in lieu of making cash distributions. As of the date of this Form 4, EECI owns 6,449,315 of the Issuer?s Class C Units, which, subject to the limitations discussed above and more fully described in the Issuer?s partnership agreement, are convertible into 6,449,315 Class A Common Units.